

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2017

Michael T. Redman
Chief Executive Officer
Advanced Environmental Petroleum Producers Inc.
14405 Walters Road, Suite 780
Houston, Texas 77014

> **Re: Oncolix, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 24, 2017**
> **File No. 333-220211**

Dear Mr. Redman:

We have reviewed your amended registration statement and your response letter dated October 24, 2017 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2017 letter.

Amendment No. 1 to Form S-1 filed October 24, 2017

Prospectus Summary
Debt and Warrant Financing, page 6

1. We note your disclosure on pages F-15 and F-25 that all of the 2017 Notes, the July Notes and amounts due under a consulting agreement were exchanged for new AEPP Notes in August 2017. However, your disclosure elsewhere, including on page 7 and in your response to our prior comment two, does not appear to account for the July Notes and amounts payable under the consulting agreement. Please revise your disclosure throughout the prospectus to reconcile this discrepancy.

Warrants, page 8

2.   Please revise your disclosure on page 8 and as appropriate to clarify whether the warrants to acquire 3,200,000 shares of common stock at a purchase price of $0.0825 per share referenced on pages F-14 and F-25 were issued in connection with the Exchange Offering or in a separate transaction in July. Please also file the warrant agreement as an exhibit to the registration statement.

General

3.   Please expand your analysis provided in response to our prior comment two to address how the conversion features of the Convertible Notes, which seem to minimize the selling shareholders' investment risk prior to the date of effectiveness of the registration statement, affect your analysis. In addition, please provide separate analyses for each type of Existing Investor based on when they initially invested in Oncolix prior to the merger. In your response, please ensure that you address (i) investors who received notes after negotiations began to acquire 66% of the shares in AEPP and (ii) holders of the July Notes, which also appear to have been exchanged based on your disclosure on pages F-15 and F-25.

        Please contact Ada Sarmento at 202-551-3798 or Irene Paik at 202-551-6553 with any questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Thomas C. Pritchard, Esq.